June 28, 2018

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kenneth Ellington

RE:	Salient Private Access Funds (“SPAF“)
Salient Private Access Master Fund, L.P. (Inv. Co. Act File No. 811-21527)
Salient Private Access Registered Fund, L.P. (Inv. Co. Act File No. 811-21528)
Salient Private Access TEI Fund, L.P. (Inv. Co. Act File No. 811-21730)
Salient Private Access Institutional Fund, L.P. (Inv. Co. File No. 811-22367)
PMF Funds (“PMF”)
Endowment PMF Master Fund, L.P. (Inv. Co. Act File No. 811-22940)
PMF Fund, L.P. (Inv. Co. Act File No. 811-22941)
PMF TEI Fund, L.P. (Inv. Co. Act File No. 811-22942)

This letter is in response to the comments (“Comments”) of the staff of the Division of Investment Management (the “Staff”)of the Securities and Exchange Commission (the “SEC”) conveyed on May 29, 2018 by telephone by Kenneth Ellington. The Comments relate to the respective Form N-CSR filings under the Investment Company Act of 1940, as amended (the “1940 Act”), for the period ended December 31, 2017 by each of the above registered investment companies (collectively, “Registrants”).

We respectfully submit this response letter on behalf of each of the Registrants. We believe that the responses discussed in this letter fully resolve the questions raised.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the referenced filings.

Comment 1: In the Management Discussion of Fund Performance for each of SPAF Institutional Fund, SPAF TEI Fund and PMF TEI Fund, the incorrect fund feeder fund name is shown in the performance table, which may indicate that the incorrect performance for the particular feeder fund is depicted. In future filings, please verify that the correct feeder fund is named and depicted.

Response: In future filings, Registrants will correct the depiction and ensure the proper feeder is depicted.

Comment 2: In the Schedule of Investments (“SOI”) in the each of the Master Funds the majority of each funds’ investments are restricted securities. In future filings, please disclose the acquisition date and cost for each restricted security as required by Art. 12-12 and footnote 8 of Regulation S-X (“Reg. S-X”).

Response: Registrants note the comment and will present the item as requested in future reports.

Comment 3: In the SOI for SPAF Master, with respect to total return swap agreements, disclosure in footnote 2 states that the underlying instrument is a “basket.” Please confirm that the components of the basket are publicly available on a website as of 12/31.2017, as the Staff is unable to confirm this information for the Lyxor/Bridgewater Fund Limited - Class B. If not publically disclosed, please explain why the components of the basket are not disclosed as required by Art. 12-13C footnote 3 of Reg. S-X.

Response: The term basket will be avoided in the future, as the reference asset is actually the return of a private fund and not a basket as used in Art 12-13C of Reg. S-X.

Comment 4: In the Statement of Assets, please add in future financial statements a Commitment and Contingent Liabilities line item to the statement of Assets, Liabilities and Partners’ Capital, with a reference to applicable notes to the financial statements, that disclose unfunded commitments pursuant to Art. 6-04(15) of Reg. S-X.

Response: In future filings, Registrants will make the requested change.

Comment 5: In the Statement of Operations, please disclose in future financial statements changes in unrealized appreciation/depreciation from affiliated investments separately as required in Art. 6-07(7)(c) of Reg. S-X.

Response: In future filings, Registrants will make the requested change.

Comment 6: In Note 3, regarding unfunded commitments in both SPAF and PMF Master Funds, please explain how each fund reasonably believes its assets will provide adequate cover to satisfy all of its unfunded investment commitments.

Response: As a supplemental response, the Adviser closely monitors underlying fund history and call activity, and reviews regularly Fund cash positons and anticipated activity, including planning any necessary redemptions of assets, and for SPAF possible use of a line of credit, so that the Fund may cover any funding call. In addition, each Fund’s portfolio of private equity and similar funds is of sufficient vintage to have been for a number of years (and each remains) significantly cash flow positive compared to call activity, providing more than adequate funding for calls.

Comment 7: In Note 5(b) the affiliated investments table appears to disclose affiliated companies and controlled affiliated companies together, in the future please categorize by (i) investments in majority owned subsidiaries, (ii) other controlled companies and (iii) other affiliates, as required by Art. 12-14 footnote 1 of Reg. S-X..

Response: In future filings, Registrants will make the requested change.

Comment 8: In the Supplemental Information, please disclose the address of directors, officers as required by Item 18 of Form N-2.

Response: In future filings, Registrants will make the requested change.

Comment 9: With respect to fair valuation, the Staff notes that the investments held by PMF Master Fund have been valued using net asset value as a practical expedient, in conformity with ASC 820, however, disclosure does not confirm such use. In future reports, please ensure that disclosure states fully which investments have been valued in this manner.

Response: In future filings, Registrants will make the requested change.

Comment 10: In the Statement of Assets, Liabilities and Partners’ Capital, please disclose investments in controlled companies and other affiliates separately as required by Art. 6-04(2) of Reg. S-X.

Response: In future filings, Registrants will make the requested change.

* * * * *

Thank you for your attention to these matters. If you have any questions, please feel free to call me at (617) 261-3231.

Sincerely,

/s/ George J. Zornada
George J. Zornada